                                                                                                    Filed by: Weyerhaeuser Company
                                                                                                    Pursuant to Rule 425 under the
                                                                                                    Securities Act of 1933
                                                                                                    Subject Company: Weyerhaeuser Company
                                                                                                    Commission File No.: 333-140411

On February 16, 2007, Weyerhaeuser Company issued the following press release:

For immediate release
For more information contact:

Media - Bruce Amundson, (253) 924-3047
Analysts - Kathryn McAuley, (253) 924-2058

Weyerhaeuser Announces Exact Number of Domtar Corporation
Shares Offered in Domtar Exchange Offer

FEDERAL WAY, Wash. (February 16, 2007) - Weyerhaeuser Company (NYSE: WY) announced the determination today of the exact number of shares of common stock of Domtar Corporation to be issued to Weyerhaeuser in connection with the pending combination of its fine paper business with Domtar Inc. (NYSE: DTC) and its offer to exchange shares of Domtar Corporation common stock for common shares of Weyerhaeuser Company and exchangeable shares of Weyerhaeuser Company Limited.

284,067,852 shares of common stock of Domtar Corporation will be held by Weyerhaeuser in connection with the contribution of its fine paper business and are being offered in exchange for outstanding common shares of Weyerhaeuser and exchangeable shares of Weyerhaeuser Company Limited pursuant to the exchange offer commenced on February 2, 2007. This number of shares was determined in accordance with the agreements with Domtar Inc. and takes into account elections received from Weyerhaeuser employees who will become employees of the new company as to whether they wish to convert their Weyerhaeuser equity awards to equity awards of Domtar Corporation.

Under the terms of the exchange offer, tendering Weyerhaeuser shareholders will receive approximately $1.11 worth of Domtar Corporation common stock for each $1 of Weyerhaeuser shares exchanged, subject to a limit of 11.1442 shares of Domtar Corporation common stock per Weyerhaeuser share. The value of Weyerhaeuser shares and Domtar Corporation common stock will be calculated using the simple arithmetic average of the daily volume-weighted average prices (VWAP) of Weyerhaeuser common shares and common shares of Domtar Inc., respectively, on the New York Stock Exchange on the last three trading days of the offer, unless the offer is subject to the mandatory extension described in the exchange offer materials previously sent to Weyerhaeuser shareholders.

Only the 284,067,852 shares of Domtar Corporation common stock that will be held by Weyerhaeuser are being offered in exchange for Weyerhaeuser common shares and exchangeable shares. Accordingly, the exchange offer will be subject to proration if the offer is over-subscribed.

The exchange offer of Domtar Corporation common stock for Weyerhaeuser shares is expected to be tax-free to participating Weyerhaeuser shareholders for U.S. federal income tax purposes. The offer will expire at 12:00 midnight, New York City time, on March 2, 2007, unless extended.

The exchange offer is subject to the satisfaction of conditions to the plan of arrangement between Domtar Corporation and Domtar Inc., which includes approval by the Domtar Inc. shareholders of the plan of arrangement, and other conditions.

About Weyerhaeuser

Weyerhaeuser Company, one of the world’s largest integrated forest products companies, was incorporated in 1900. In 2006, sales were $21.9 billion. It has offices or operations in 18 countries, with customers worldwide. Weyerhaeuser is principally engaged in the growing and harvesting of timber; the manufacture, distribution and sale of forest products; and real estate construction, development and related activities. Additional information about Weyerhaeuser’s businesses, products and practices is available at www.weyerhaeuser.com.

Additional Information

The terms and conditions of the exchange offer are more fully described in a Prospectus-Offer to Exchange included in the Registration Statement on Forms S-4 and S-1 filed by Domtar Corporation with the Securities and Exchange Commission. The Prospectus-Offer to Exchange contains important information about the combination of Weyerhaeuser and Domtar Inc. and related matters.

This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities or a recommendation as to whether you should participate in the exchange offer. The offer is made solely by the Prospectus-Offer to Exchange and related letters of transmittal.

Investors and shareholders are urged to read the Prospectus-Offer to Exchange, and any other relevant documents filed with the Securities and Exchange Commission, when they become available and before making any investment decisions. None of Weyerhaeuser, Weyerhaeuser Company Limited, Domtar Inc., Domtar Corporation or any of their respective directors or officers makes any recommendation as to whether you should participate in the exchange offer. You can obtain a free copy of the Prospectus-Offer to Exchange and other related documents filed by Weyerhaeuser or Domtar Corporation with the Securities and Exchange Commission at www.sec.gov.

Weyerhaeuser has retained Innisfree M&A Incorporated as the information agent for the transaction. To obtain copies of the Prospectus-Offer to Exchange and related documentation, or if you have questions about the terms of the exchange offer or how to participate, you may contact the information agent at 877-750-9497 (for shareholders who speak English), 877-825-8777 (for shareholders who speak French) and 212-750-5833 (for banks and brokers).

Forward-Looking Statements

Information in this communication contains forward-looking statements, which are based on the current plans and expectations of management and are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or those anticipated. A list of factors that could cause actual results to differ materially from those expressed in, or underlying, those forward-looking statements is detailed in the filings of Weyerhaeuser and Domtar Corporation with the Securities and Exchange Commission, such as annual and quarterly reports and the Prospectus-Offer to Exchange. None of Weyerhaeuser, Domtar Corporation or Domtar Inc. assume any obligation to update or revise these forward-looking statements to reflect new events or circumstances.